Filed by AMAG Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allos Therapeutics, Inc.

(Commission File No. 000-29815)

This filing relates to the proposed merger of Allos Therapeutics, Inc., a Delaware corporation (“Allos”) with Alamo Acquisition Sub, Inc. (“Merger Sub”), a Delaware corporation and subsidiary of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, by and among Allos, AMAG and Merger Sub.

Below is the transcript from the AMAG earnings conference call on July 26, 2011.

Additional Information and Where You Can Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration.

AMAG will file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the joint proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at asullivan@amagpharma.com, by telephone at (617) 498-3303 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421.

Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger.  Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com.  Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking.  Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements.  These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. For example, if Allos or AMAG does not receive its respective required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which AMAG or Allos expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; disruptions to the businesses of Allos and AMAG during the pendency of the merger and during the realization of the cost synergies, including diminished performance by the commercial organizations due to planned reductions in the size of the sales and marketing organization at the combined company;  the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the SEC, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 9, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC.  Allos cautions investors not to place undue reliance on the forward-looking statements contained herein.  All forward-looking statements are based on information currently available to Allos on the date hereof, and Allos undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this presentation, except as required by law.

FINAL TRANSCRIPT

Thomson StreetEventsSM

AMAG - Q2 2011 AMAG Pharmaceuticals Inc Earnings Conference Call

Event Date/Time: Jul. 26. 2011 / 8:30PM GMT

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CORPORATE PARTICIPANTS

Amy Sullivan

AMAG Pharmaceuticals Inc - VP of Corporate Communications and IR

Brian Pereira

AMAG Pharmaceuticals Inc - President and CEO

Gary Zieziula

AMAG Pharmaceuticals Inc - Chief Commercial Officer

Lee Allen

AMAG Pharmaceuticals Inc - Chief Medical Officer, SVP - Clinical Development

Ted English

AMAG Pharmaceuticals Inc - Interim CFO

CONFERENCE CALL PARTICIPANTS

Christian Gordy

JPMorgan - Analyst

Chris Raymond

Robert W. Baird & Company, Inc. - Analyst

Christopher James

McNicoll, Lewis & Vlak - Analyst

Eun Yang

Jefferies & Company - Analyst

Joseph Schwartz

Leerink Swann & Company - Analyst

Kumaraguru Raja

Citigroup - Analyst

Jason Kantor

RBC Capital Markets - Analyst

PRESENTATION

Operator

Good afternoon. My name is Andrea, and I will be your conference operator today. At this time, I would like to welcome everyone to the AMAG Pharmaceuticals second-quarter financial results conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question-and-answer session. (Operator Instructions) Thank you. I would now like to turn the call over to our host, Ms. Amy Sullivan, Vice President, Corporate Communications. You may begin your conference.

Amy Sullivan - AMAG Pharmaceuticals Inc - VP of Corporate Communications and IR

Thank you Andrea, and thank you to those of you who have joined us on the call this afternoon. Please note that we’re using a PowerPoint presentation to support our discussion today, and the presentation is available on our website at www.AMAGPharma.com.

I would like to remind everyone that this presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For a full list of risks and uncertainties associated with our business, please refer to our filings with the SEC, including our most recent 10-K and 10-Q. We will be discussing details of our proposed merger with Allos today. If you would like additional merger information, please refer to the details on slide 3.

On the next slide, you’ll see the agenda for our call. With us today is our President and Chief Executive Officer, Brian Pereira, Gary Zieziula, our Chief Commercial Officer, Lee Allen, our Chief Medical Officer, Ted English, our Interim CFO, and Chris White, our Senior Vice President, Business Development and Corporate Planning. Following our prepared remarks, we’ll open the call up for Q&A. I’ll now turn the call over to Brian.

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

Thank you, Amy. I will begin on slide 6. The second quarter was marked by several positives for AMAG and Feraheme. We reported $15.4 million in total revenues, of which $12.8 million were Feraheme net product revenues. This increase in product revenues was driven by a 24% increase in provider demand as compared to the first quarter of 2011. Gary will provide more information on Feraheme’s commercial performance in a few moments. On the clinical and regulatory front, we’re making great progress with Feraheme.

We received the 180-day questions from the EMA related to our marketing application for Feraheme for the treatment of IDA in CKD patients, and based on the very few outstanding issues, we are more confident today in our ability to receive a positive recommendation this year. The Canadian application is also progressing nicely. In addition, the global registration program for the broad IDA indication is now 65% enrolled, so we’re making strong progress here as well.

Finally, on July 20, we announced that AMAG entered into a definitive merger agreement with Allos Therapeutics. In the days hence, we’ve received a number of questions related to the details of merger and the financial implications of the merger on the new Company. We were planning to include this information in the proxy statement for the deal, but with so many questions, we decided that it was best to address these proactively on this call. So we will spend a good portion of our call today discussing this topic. But first, I’ll let Gary quickly review the Feraheme results for the quarter, and provide our view of the commercial synergies between Feraheme and Folotyn.

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Thank you, Brian. I’ll begin my remarks on slide 8. As Brian mentioned, our total revenues for the quarter were $15.4 million, $12.8 million of which was Feraheme net product revenues. Provider demand increased 24% quarter-over-quarter, with growth in all segments, which I’ll discuss in the next few slides.

In June, the Feraheme label was revised, and includes among other items, a 30-minute observation period. This is a decrease from the previous 60-minute observation period. Recently, the Venofer label was also updated to include a 30-minute observation period, which had not previously existed in the label. We are pleased that this creates a level playing field against the leading well-established IV iron competitor.

You can see on slide 9, that provider demand increased 24% quarter-over-quarter. As expected, nearly all the approximately 25,000 grams was in non-dialysis. On slide 10, you can see that Feraheme provider demand in the hematology/oncology segment grew 29%, and we ended the second quarter with a 23% market share. Remember, our goal is to grow our market share in this segment to 25% by year-end 2011, and we are well on our way to achieving this goal.

With more than 12,000 grams of provider demand from the hematology/oncology setting, nearly half of our total Feraheme quarterly demand was from this segment. This is a very important site of care for CKD patients with IDA, and will be even more important for Feraheme with a broad IDA indication, which is why the merger with Allos makes great sense commercially. I’ll discuss this in more detail in a few minutes.

In the hospital segment, Feraheme demand grams increased by 33%, and market share increased to 6%. The hospital segment is the most challenging, and has the longest lead time. The re-alignment we implemented at the start of the first quarter has resulted in sales specialists spending more time in hospitals pulling through contracts, and we began to see the fruits of that effort in the second quarter. We still have a ways to go, and we are implementing strategies to help increase our penetration in this segment.

Provider demand in the nephrology segment grew slightly at 5%, and our market share remained relatively flat. With the decrease in ESA use, nephrologists appear to be moving away from administering IV drugs and rosters, as evidenced by the decrease in the overall IV iron use in this segment. This segment remains important to us, as nephrologists are a major source of referrals for IV iron. As a specialty group, nephrologists are most impacted by the label changes, and it’s still too early to understand the impact, if any, of our new label, as well as that of Venofer on the overall demand.

In summary, we had strong overall increases in provider demand and momentum is building for Feraheme in the hematology/oncology clinics and hospitals. It is important to note that these sites of care use the majority of IV iron outside of dialysis. With the level playing field now outside of dialysis, due to the label changes for Feraheme and Venofer, we will work diligently to ensure that the momentum continues to build throughout the remainder of the year.

I would now like to spend a few minutes reviewing the commercial rationale for the merger with Allos. I’ll begin on slide 15. As I mentioned earlier, the hematology/oncology segment is critical to the success of Feraheme, and this is true for the current CKD indication, but of even greater importance when it comes to the broad IDA indication, and obviously this is a very important call point for Folotyn as well.

With Feraheme alone, our sales reps have difficulty accessing the decision makers in the heme/onc clinic or the hematologist and oncologist. Hematologists view IV iron as a supportive care product and do not typically take time to meet with IV drug sales reps. On the other hand, Folotyn, with its orphan drug status, is a very important call, and the physicians are keen to understand more about the product.

In this sense, having Folotyn in the bag will help our reps overcome a very significant barrier for us in the heme/onc space, access. On the other hand, the Feraheme commercial footprint will help Folotyn increase its share of voice in a very competitive market. With our current rep count, we have 44% more than Folotyn currently has today. This means more calls, more face time, and a greater share of voice than Folotyn has today. And it is important to note that we have done a thorough analysis and can achieve 100% coverage of target accounts with the sales force size as AMAG is today. The market dynamics of this merger are very favorable for NewCo. Along with the expanded share voice for Folotyn and expanded access for Feraheme, there are opportunities for improved operational effectiveness for both brands.

The 75% overlap in target heme/onc accounts is even more relevant when you realize that 83% of hematology/oncology physicians that treat peripheral T-cell lymphoma also treat IDA and CKD patients. Consequently, the ability of the single rep to sell both Feraheme and Folotyn makes tremendous operational sense. I’ll now turn the call back to Brian.

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

Thanks, Gary. Let’s move to slide 18. Slide 18 outlines the rationale behind the merger. I want to emphasize that all of the details given in the next few slides are based on an extremely conservative view of Folotyn and Feraheme. Because we wanted to make sure that this deal would make financial sense, even under these conditions. With this extremely conservative view, this deal will generate $20 million in incremental cash flows to NewCo in 2013, increasing to approximately $50 million by 2016.

The incremental cash flows in this merger are derived from significant cost reduction, not from overtly optimistic views of sales growth for each, either product. Now, Gary has just outlined why this deal makes sense commercially, given that it improves the access for Feraheme and increases the share of voice for Folotyn. More importantly for the long run, this deal will help build a foundation of customers that we will need in the heme/onc space to be successful with a broader IDA indication for Feraheme.

To provide a historical perspective, AMAG in recent years started off as a nephrology-focused Company. With the advent of the prospective payment system for dialysis, also known as the bundle, product price has become the basis for selection. With more and more products and service components for dialysis patients likely to be included in the bundle in the years ahead, dialysis has ceased to be a focus of product innovation.

At the same time, the decline in ESA used in nephrology offices has led to a shift away from administering injectable drug in the nephrology office. Consequently, the opportunity for IV use in the nephrology clinic has diminished, as nephrologists now send more of their patients out to infusion centers for IVI. The net result of all of this, is that the nephrology product space has become less interested in terms of strategic activity, both on the inbound and on the outbound side. We have therefore determined that the best strategic direction is to use our Feraheme franchise to build a heme/onc company. The addition of Folotyn to our product portfolio is the first step in building a profitable specialty pharmaceutical company in this area of high strategic interest.

As I stated before, slide 19 provides a very conservative view of revenues. Note that this is not guidance. However, even with an extremely conservative revenue estimate, well below Street expectations for both products, the deal still makes sense financially. Our analysis is based on total net product revenues of $125 million. $70 million for Feraheme CKD sales in the US and EU and $55 million for Folotyn sales in the US alone.

These assumptions are based on just the current US approved indications for Feraheme and Folotyn, and the EU and Canada approval for Feraheme in CKD. These numbers do not include growth in current indications for either Feraheme or Folotyn in a significant way, the broad IDA indication for Feraheme in the US or EU, EU approval of Folotyn, or potential growth in revenue within the current indications, and the coattail effect of having a two product call. Now any of these will be an upside to this low-end case of NewCo.

The strong underpinning of this deal is the combination of two single-product publicly traded companies in the exact same space and eliminating 100% of the duplicative expenses. I will assure you that we are committed to managing expenses to align with sales performance of NewCo’s product portfolio. In this very conservative case, estimated total cash operating expenses in 2013 will be approximately $120 million, compared to the combined estimated operating expenses of between $215 million and $230 million for the Company’s individual estimated cash operating expenses for 2011.

So let’s see how the bridge from 2011 to 2013 is achieved. First, cost synergies of $55 million to $60 million annually. The majority will be achieved in the very first fiscal year, through elimination of redundant personnel, consolidation of locations, elimination of duplicative structures and expenses. Second, an additional $10 million to $20 million of annual cost savings to be achieved starting in 2013, through additional commercial and clinical development cost reductions. Finally, approximately $30 million in reduction in clinical trial expenses associated with the IDA program, since this will be completed in 2011. There clearly is a potential upside to these figures as the conservative case does not include the fact that there could be EU approval of Folotyn in 2012, and this leads to a shift in the split of clinical trial costs from 60/40 with Mundipharma to 50/50.

Moving to slide 21, we are committed to driving NewCo to cash flow break even by year-end 2013. And the synergies, cost savings and reduced R&D expenses that we have outlined will get us there a year earlier than Feraheme alone. This deal, as I said earlier, leads to approximately $20 million in incremental cash flows in 2013, which will increase to at least $50 million in 2016. When we reach cash flow break even by year-end 2013, our cash balance is not expected to fall to below $220 million so we will have funds available to reinvest. I would like to reiterate that again this is a very conservative case.

There are many upside opportunities or call options that could enhance NewCo’s financial position. This includes approximately $500 million in additional partner milestones, Feraheme IDA approval in the EU and the US, Folotyn label expansions and Folotyn EU approval in 2012. At the cost of repetition, slide 22 lays out all of the opportunities ahead for Folotyn and Feraheme that are not included in this conservative case. Even with all of these excluded, we still have a very compelling financial and commercial case for why this combination makes sense.

Before I open the call for question and answers, I will summarize our view on slide 23. We are committed to building long-term shareholder value and believe that the merger with Allos will do just that. This deal expands access to hematology/oncology for Feraheme in CKD and the future broad IDA indications. It leverages existing commercial infrastructure and the cost base in hematology/oncology space. It spreads the public company costs over a larger revenue base, and provides further revenue opportunities and diversification through new geographical markets and additional indications for both products.

This deal shifts our center of gravity to hematology/oncology, of critical shared call points for Feraheme and Folotyn, and an area of high strategic interest, far more appealing than the nephrology space. The combination of Feraheme and Folotyn and the critical mass associated with these two products is far more attractive than that of either product standing alone. And there are, of course, opportunities to add assets in this space. In summary, we believe that this deal strategically positions NewCo for future growth and value creation through additional product acquisitions and licensing, and will allow NewCo to become a profitable specialty pharmaceutical company, with an attractive critical mass of products that leverage a unified cost structure. I’ll now turn the call back to the operator for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And as a reminder, please limit yourself to one question and one follow-up. Your first question comes from the line of Geoffrey Meacham with Morgan Stanley, your line is open.

Christian Gordy - JPMorgan - Analyst

Sorry this is Christian Gordy on behalf of Geoff from JPMorgan. Thanks for taking my question. Quick question on the revised label to 30-minute observation period, what kind of impact are you seeing early on in the market?

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

So Chris, this is Gary. In short it’s much too early to really say what kind of impact we’re seeing in the marketplace. We’re pleased with the change. We think it’s the right thing for patients, and we’re happy that it levels the playing field for Feraheme and the number one IV iron in the marketplace.

Christian Gordy - JPMorgan - Analyst

Okay. With respect to the global idea trial, the 65% enrollment completion, when do you expect the trial to complete enrollment and going forward, what are the time lines if you can elaborate?

Lee Allen - AMAG Pharmaceuticals Inc - Chief Medical Officer, SVP - Clinical Development

So this is Lee Allen. We plan to complete enrollment by the end of 2011, with a filing in 2012 and a launch plan for 2013.

Christian Gordy - JPMorgan - Analyst

Okay. Thanks.

Operator

Your next question comes from the line of Chris Raymond with Robert Baird. Your line is open.

Chris Raymond - Robert W. Baird & Company, Inc. - Analyst

Hi, thank you very much. I just wanted to understand a little bit the net selling price dynamics and maybe help me understand if my math is wrong. I think you guys said that your net selling price, this is not the ASP but just what you guys realized was $550 bucks a gram in Q4, 2010, and that went to $540 in Q1, but if I do the math with what you have on your slides, it looks like it eroded quite a lot more in Q2 to around $512 or so. Is there something — is that right, and is there something driving that, and can you maybe give us some visibility as to where the end of the road might be in terms of that dynamic?

Ted English - AMAG Pharmaceuticals Inc - Interim CFO

Chris, hi, this is Ted English. Your math is pretty much right. If you, for illustration, if you take the demand grams of 25,000 for the quarter, you do need to multiply that by a growth, a net unit price, a net gram price of about $510 or a little bit north of that, which correlates to about a 34% gross to net discount which compares to the 31% gross to net discount we had in Q1. In terms of giving you a little more flavor to that. I’ll give the call to Gary.

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Thanks, Ted. Hey, Chris it’s Gary. With regard to our strategy in the marketplace, we are contracting, especially in those segments that are price-sensitive, most notably the hospital segment where it’s more price sensitive than the others. We will continue to contract in a thoughtful way, and by that I mean, we’ll only contract and offer discounts to customers where we know and believe that we can generate more volume to offset the impact on gross to net.

So with regard to the future, what can we expect going forward? We can expect that there will be continued contracting and discounting, again in a very strategic way. So there will be increases to the gross to net number. But we’ll watch that and manage it very carefully so that the increases aren’t too extreme in any one given quarter.

Now, let me just add, that we are premium priced IV iron. Our intention is to remain a premium priced IV iron. We think the product profile warrants a premium price. Just to give you some context, Ted gave you the net effective selling price for Feraheme, so if we look at, for the second quarter, two of the leading competitive products, from an ASP perspective, which is the published price, the ASP for Venofer is $336, and for Ferrlecit is $339. So my point in mentioning that is that the gap that exists between the other IV irons and Feraheme is still quite significant and we want to maintain as much of that gap as we possibly can.

Chris Raymond - Robert W. Baird & Company, Inc. - Analyst

Okay. Maybe a follow-up. I don’t think you guys mentioned anything, if you did, and I missed it, I apologize, can you maybe talk about an update to the regulatory processes in Canada and Europe, please.

Lee Allen - AMAG Pharmaceuticals Inc - Chief Medical Officer, SVP - Clinical Development

Yes, Lee Allen again. We remain on track in terms of as far as those reviews, but we have responded to the European questions, and we’ll be expecting a response, final decision by the end of the year. Similarly in Canada, we responded to the notice of non-compliance comprehensively and has cleared review and has cleared revocation, is now in review, and we also expect to hear from Health Canada by the end of the year on that application.

Chris Raymond - Robert W. Baird & Company, Inc. - Analyst

Thanks.

Operator

Your next question comes from the line of Christopher James with McNicoll, Lewis & Vlak, your line is open.

Christopher James - McNicoll, Lewis & Vlak - Analyst

Hi, thanks for taking my questions, and congrats on your growth in several market segments. Referring to slide 11, if I remember correctly, Feraheme demand in grams was down in the first quarter in the hospital setting. Can you just give us an understanding as to what led to the increase and what are the challenges just given the size of this market besides premium pricing and what are you doing to address those? And also, are you still projecting a 10% market share in the hospital setting at the end of the year? And then, I’m sorry for the multiple questions but how can that be accomplished with the addition of Folotyn?

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Okay. Chris, it’s Gary, let me take a shot at those multiple questions. They’re good ones. First of all, in the hospital space, we have experienced an increase in provider demand, and an increase in market share in the second quarter. You’re right, we were down a bit in the first quarter, and what I would say to that is that the contracts that we’ve signed recently and the pull-through plans that go along with those contracts are starting to bear fruit. We put a lot of emphasis on execution, excellent execution in the field, and we’re spending more time in targeted hospitals where we think that pull through effort will generate more demand. So we’ll continue to do that on a going-forward basis.

What are the challenges in the hospital space? Well, you’ve got multiple decision makers, you’ve got hospitals who have different decision-making criteria. You’ve got a formulary process and a PNT process that takes time, and so all those things lead to challenges that we feel like we’re breaking down one by one. We’re making progress. We’ll continue to make progress.

Our focus is on those hospitals, where there is significant IV iron potential, having a solid contract in place, that’s only step one of the process. Step two is making sure that we engage in the right pull through to generate the right demand so we want to go deeper in those hospitals where we have the potential, rather than skim the surface across all hospitals. And we find that that strategy is actually working well for us in the marketplace. So I think I had all your questions there.

Christopher James - McNicoll, Lewis & Vlak - Analyst

Yes.

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

The other question you asked was how will Folotyn help?

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Ah. Okay.

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

And we don’t expect the shareholder approval until the fourth quarter and so I don’t think there will be any appreciable impact of Folotyn on Feraheme on each other for this—.

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

For 2011, right. Thank you.

Christopher James - McNicoll, Lewis & Vlak - Analyst

And are you still projecting 10% market share in that segment?

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Our goal is still to achieve 10% market share in the hospital segment.

Christopher James - McNicoll, Lewis & Vlak - Analyst

And then one final follow-up. Maybe I just don’t get this, but in the sense of broader IDA patients, where exactly are they going to receive their iron, and I’m just not understanding. I get the synergies and the overlap with the infusion centers, but I don’t understand how the Allos acquisition is going to help the broader IDA market where you say the market potential is $600 million.

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Okay, Chris. Let me take that one. We’re very encouraged by the opportunity for the broader IDA indication.

The reason I say that is that recent market research that we’ve completed shows us that for oncologists who see patients who have various forms of cancer, not CKD but cancer patients, gastroenterologists who see patients for a variety of conditions where bleeding is a problem and hence iron deficiency anemia is a problem. OB-GYNs who largely see patients for a variety of conditions, most notably abnormal uterine bleeding, where they are also iron deficient, based on the market research that we’ve recently completed, we know that between 75% and 80% of the patients seen by those specialists are referred on to a hematology/oncology clinic to receive their IV iron.

So what does that mean? That means that as we shore up our position today in the heme/onc setting, continue to increase our market share, continue to increase our effectiveness, leverage the benefits of Folotyn, our position will only be that much stronger in 2013 when we expect to receive the approval, and that means that the patients that are referred to that site of care, will have a high probability, both IDA patients who are referred to that site of care, will have a high probability of receiving Feraheme.

Christopher James - McNicoll, Lewis & Vlak - Analyst

Great. Thanks so much. Thanks Gary, thanks Brian for taking my questions.

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

Thank you.

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Thank you.

Operator

As a reminder, ladies and gentlemen, please limit yourself to one question and one follow-up. Your next question comes from the line of Eun Yang with Jefferies. Your line is open.

Eun Yang - Jefferies & Company - Analyst

Thanks very much. On the European regulatory side, Brian, you mentioned you received a 180-day response, and based on that, you are very confident about the potential approval by the year-end. And on the 180-day response, did you, has AMAG been called to provide an oral explanation?

Lee Allen - AMAG Pharmaceuticals Inc - Chief Medical Officer, SVP - Clinical Development

No, there’s been no request for an oral explanation. We think, based upon the responses we’ve received, we comprehensively addressed the questions that were raised, and feel that the remaining issues can be resolved within the time remaining.

Eun Yang - Jefferies & Company - Analyst

Okay. And then follow-up question is on the — in terms of the merger cost to synergy. You mentioned that it’s $55 million to $60 million in the first fiscal year in terms of cost to savings but also you mentioned in the past that there will be $35 million to $38 million cost to incur, so my question is, $55 million to $60 million cost to savings, is that net of that $35 million to $38 million cost that you expect to incur from the merger?

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

No.

Eun Yang - Jefferies & Company - Analyst

So they are separate?

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

Yes. Remember, the synergies that we expect to achieve, the $55 million to $60 million are annual. The additional $10 million to $20 million are annual. The $35 million cost of the transaction, severance is a one time issue.

Eun Yang - Jefferies & Company - Analyst

Okay. So net-net in the first fiscal year, you would receive about $25 million, $20 million to $25 million savings, net-net?

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

We expect that to be much higher. Our intent, as I said earlier, is to drive down the cost of the combined Company as much as possible and as soon as possible. We’ve given a rough breakdown Eun, and you’ll see a lot more in the proxy.

Eun Yang - Jefferies & Company - Analyst

Okay. Thank you.

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

You’re welcome.

Operator

Your next question comes from the line of Joseph Schwartz with Leerink Swann. Your line is open.

Joseph Schwartz - Leerink Swann & Company - Analyst

Okay. Thank you. I was wondering if you could give us some more visibility on your assumptions going into the $55 million to $60 million in Feraheme guidance this year. As far as the end user demand and pricing goes, just because it seems like the gross to net increase this quarter, and the volumes have been variable?

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

Sure. Gary will take that, Joe.

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Hey, Joe, how you doing? So first on the question regarding guidance. At this point we are not re-affirming guidance given the announcement of this merger and of course, the potential disruption factor that results on both sides. Both for Allos and for AMAG. With regard to some visibility into pricing assumptions going forward, as I said earlier, we will continue to discount in the hospital space, in the heme/onc space, but again we’ll do so in a very thoughtful, strategic way so we can expect to see increases in gross to net but I would not expect to see significant increases in gross to net, and I’ll leave it at that without providing anymore specificity.

Joseph Schwartz - Leerink Swann & Company - Analyst

Okay. And then how do you expect to be able to combine a high price orphan cancer drug treatment for a small number of patients with a low price supportive care drug for a large number of patients, what kind of challenges could that introduce given that it seems like one is focused on beating the bushes and offering a very high level MSL sale and then the other, your Feraheme seems like it’s driven primarily by contracting success and quite different activities?

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Sure, Joe. So it’s Gary. Let me try to answer that question for you. So first, let me start with Folotyn. Folotyn will benefit significantly from this new organization, this new entity, and the reason for that is that the share of voice will increase close to 50% greater than the share of voice that Allos has today in its commercial footprint with regard to the number of sales representatives they have. They have about 50 and we’re going to have between 70 and 75.

So it’s a significant increase, and I would just say that selling Folotyn is definitely promotionally responsive. And so increasing share of voice is going to be important for this brand. With regard to price, of course, as an orphan status drug, treating a very serious illness, it is less price, it is certainly far less price sensitive than Feraheme. So that will be a welcome opportunity for us to not have to really focus on discounting as we do today with Feraheme. The impact of having two products in our bag, exclusive of the pricing implications, which we don’t really think will have a bearing one way or the other. We’ll make decisions that makes sense for each product individually.

The additional access that will be provided to hematologists/oncologists as a result of Folotyn, we think and hope will mean that we’ll be able to sell more effectively the value proposition around Feraheme, which will enhance our position in the heme/onc segment for that brand while having a greater share of voice for Folotyn as well, so both products will benefit. And again, with regard to price, we’re not thinking about any kind of a discounting strategy with Folotyn at all.

Joseph Schwartz - Leerink Swann & Company - Analyst

Have you considered whether it is more desirable to have two drugs together that treat a vast number of, of hematologist patients versus to have one that treats a very rare disorder versus, and combine that with one that treats a lot of their patients and what the impact is?

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

Sure. Joe, this is Gary again. I can give you a very direct example. Prior to coming to AMAG, I worked for Roche pharmaceuticals and in the US we had a therapeutic product, Xeloda, for various forms of cancer and a supportive-care product, Kytril for nausea and vomiting associated with chemotherapy.

Those two products worked very well hand in hand and our sales force was even more effective in the office because they were able to have a positive impact with the nursing staff, where the supportive care products are extremely important, and of course, the ability to have positive impact and be of service to the physician, to the hematologist/oncologist.

So I found in my example at Roche, that those having a supportive care product and a therapeutic product really were complementary. I think the experience we’re going to have with Folotyn and Feraheme will mirror that precisely. So I’m looking forward to the opportunity, and I think what we’re going to see is enhanced performance for both brands in the heme/onc space.

Joseph Schwartz - Leerink Swann & Company - Analyst

Great, thank you.

Operator

Your next question, comes from the line of Yaron Werber with Citigroup. Your line is open.

Kumaraguru Raja - Citigroup - Analyst

Hi, this is Kumaraguru Raja in for Yaron Werber. I had a question about, what’s the management trying to register disruption with the M&A, and what has been the impact?

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

Could you repeat that? I guess the question was, how are we going to minimize the disruption; is that correct?

Kumaraguru Raja - Citigroup - Analyst

Yes. And what has been the reaction from employees and how, how you’re managing it.

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

So let’s look at it at a macro level. The main area of the Company that we are focusing on in terms of minimizing disruption is the commercial front of the Company, because our R&D, our clinical development, and other infrastructures are not going to change in any significant way. So I’ll let Gary address the commercial component.

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

So Yaron, from a commercial standpoint, we’re putting special incentive programs in place for both sales organizations, to make sure that they optimally perform between now and the close of the merger, which we expect to occur in the fourth quarter. We’ve already started a very extensive communication process. There will be significant transparency in how the integration will work and quite frankly, I’m excited about the opportunity because it provides NewCo to really take the best of Allos and the best of AMAG commercially and bring an organization together that’s even stronger than either organization alone, and with the programs that we put in place, we think that we can put our sales team focused on delivering results between now and year-end, when the merger actually closes.

Kumaraguru Raja - Citigroup - Analyst

Thank you.

Gary Zieziula - AMAG Pharmaceuticals Inc - Chief Commercial Officer

You’re welcome.

Operator

(Operator Instructions) Your next question comes from the line of Jason Kantor, with RBC Capital Markets, your line is open.

Jason Kantor - RBC Capital Markets - Analyst

Thanks for taking my question. I’m wondering, you mentioned that you’re looking to potentially acquire other assets in the space. And I’d be interested in what your criteria are for new heme/onc products, what stage of development, what size, type of transaction are you looking at?

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

So Jason, thank you for your question. I’ll first to do, is to ensure that we get this one right. We are committed to it. We think we have the resource to get this done. Looking out, we look at this space as a space wherein there are a large number of large players who are attracted toward products which have very high commercial potential.

Our own view is that we stand a good chance of bringing in interesting and useful products in this space, which have a mid-tier potential in dollar amount but provide great value to both physicians and patients. We have been looking at a large number of them over the last couple of years, and at the appropriate time, we will consider them. As I said earlier, they have a clinical development infrastructure and a commercial infrastructure in addition to of course, the G&A infrastructure to shepherd these through.

Jason Kantor - RBC Capital Markets - Analyst

Thank you.

Brian Pereira - AMAG Pharmaceuticals Inc - President and CEO

Again Jason to expand on that, this is all an issue of leveraging existing infrastructure, and trying to bring in marginal revenue and minimizing marginal cost.

Jason Kantor - RBC Capital Markets - Analyst

Thanks.

Operator

As there are no further questions in the queue, I would like to turn the call back over to Ms. Sullivan for any closing comments.

Amy Sullivan - AMAG Pharmaceuticals Inc - VP of Corporate Communications and IR

Thank you Andrea, and thank you for those of you who joined us on the call this afternoon. If you have additional questions please feel free to call.

Operator

This concludes today’s teleconference, you may now disconnect.

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